

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Mr. Lawrence A. Sala
Chief Executive Officer and Chairman of the Board
Anaren, Inc.
6635 Kirkville Road
East Syracuse, New York 13057

> **Re:** **Anaren, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed June 30, 2010**
> **Definitive Proxy Statement**
> **Filed September 17, 2010**
> **File No. 000-06620**

Dear Mr. Sala:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2010

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14

Issuer Purchases of Equity Securities, page 14

1. Please account for the shares of your common stock that you purchased during the fourth quarter of your year ended June 30, 2010. We note Mr. George Blanton's statement during your fourth quarter 2010 earnings call that "the company

repurchased approximately 3,000 shares of its common stock for a total of $50,000 in the fourth quarter." We further note that your 10-Q for the period ended March 31, 2010 indicates that you had a maximum of approximately 519,000 shares eligible for repurchase by the company, while your 10-K for the year ended June 30, 2010 indicates approximately 516,000 shares available.

Definitive Proxy Statement

Election of Directors, page 5

2. We note your statement on page 9 that "Ms. Civil also has significant experience serving on various board committees of other companies." To the extent that these other companies are public, please disclose their respective names. See Regulation S-K Item 401(e)(2).

Board Composition, Meetings, Committees, And Compensation, page 11

Independence; Meeting Attendance, page 11

3. Please provide all of the information required by Regulation S-K Item 407(h), board leadership structure.

Compensation Discussion and Analysis, page 18

Philosophy and Objectives of the Compensation Program, page 18

4. We note your disclosure that your Committee "generally targets overall compensation for executive officers to the 50th percentile of compensation paid to comparable executives based upon peer group and survey data." Indicate where the amounts of your actual named executive officer total direct compensation fell within the targeted percentile range. To the extent your total compensation was outside of the targeted percentile range, please explain why.

5. On page 18 you indicate your belief that your compensation policies do not promote inappropriate risk taking. Please describe the process you undertook to reach that conclusion. See Regulation S-K Item 402(s).

Role of Compensation Consultant, page 18

6. Please provide the information required by Regulation S-K Item 407(e)(3)(iii), compensation consultant fees.

Executive Compensation Disclosure Tables, page 28

Summary Compensation Table, page 28

7. In your response letter, please confirm that the aggregate grant date fair value of stock awards and option awards was computed in accordance with FASB Accounting Standards Codification Topic 718. See Regulation S-K Items 402(c)2(v) and (vi) and 402(k)(2)(iii) and (iv).

Potential Payment on Termination or Change of Control, page 35

8. Please concisely explain what "cause" and "good reason" mean for purposes of the termination and change of control arrangements described here and under the Certain Agreements with Directors and Executive Officers section. In addition, please clarify whether the "change of control" occurrences disclosed on page 39 apply equally to the arrangements of Ms. Tewksbury and Messrs. Burdick, Ross, Thygesen and Blanton.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for
    Larry Spirgel
Assistant Director